

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Stephen R. Wherry
Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary
The Goldfield Corporation
1684 W. Hibiscus Boulevard
Melbourne, FL 32901

   RE: **The Goldfield Corporation**
      Form 10-K for the Year Ended December 31, 2014
      Filed March 30, 2015
      File No. 1-7525

Dear Mr. Wherry:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ John Cash

           John Cash
           Accounting Branch Chief
           Office of Manufacturing and
           Construction